02037200

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments Inc.
Exact Name of Registrant as Specified in Charter

882253
Registrant CIK Number

Form 8-K, May 31, 2002, Series 2002-5

~~333-68542~~ 333-56240

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By: ______________________

Name: Baron Silverstein

Title: Managing Director

Dated: May 31, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BSARM-0205

BSARM-0205 Class AJ (IV-A-3) 5/1 ARM p (S&P: AAA Moody: Aaa)

Orig Bal 40,000,000 Fac 1.00000 Coup 5.310 Mat / / Wac- 0.000(0.000) WAM- / (-22829)/ 0

1.0000 x 1-yr TRES + 2.3190 Cap 11.4570 @ 9.1380 Floor 2.3190 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G04()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 31-May-2002 **Curve Type:** Treas Act **Curve Date:** 23-May-2002 Tranche: AJ (IV-A-3)

Price	10% CPP	20% CPP	30% CPP	prepay
				losses
	2.4300%	2.4300%	2.4300%	1YR_TRES
	2.7950%	2.7950%	2.7950%	1Y_LIB
	3.8200%	3.8200%	3.8200%	3YR_TRES
	2.2100%	2.2100%	2.2100%	6M_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.51	2.76	2.17	Avg. Life
	06/02	06/02	06/02	1st Prin
	12/06	12/06	12/06	Last Prin
99:30	5.26	5.23	5.21	Yield
	3.08	2.45	1.95	Duration
100: 2	5.22	5.18	5.14	Yield
	3.08	2.45	1.95	Duration
100: 6	5.18	5.13	5.08	Yield
	3.08	2.45	1.95	Duration
100:10	5.14	5.08	5.01	Yield
	3.09	2.46	1.95	Duration
100:14	5.09	5.03	4.95	Yield
	3.09	2.46	1.96	Duration
100:18	5.05	4.98	4.89	Yield
	3.09	2.46	1.96	Duration
100:22	5.01	4.93	4.82	Yield
	3.09	2.46	1.96	Duration

BSARM-0205

BSARM-0205 Class AL (IV-A-4) 5/1 ARM SUPER SNR p (S&P: AAA Moody: Aaa)

Orig Bal 81,000,000 Fac 1.00000 Coup 5.840 Mat / / Wac- 0.000(0.000) WAM- / (-22829)/ 0

1.0000 x 1-yr TRES + 2.3190 Cap 11.4570 @ 9.1380 Floor 2.3190 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G04()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 31-May-2002 **Curve Type:** Treas Act **Curve Date:** 23-May-2002 Tranche: AL (IV-A-4)

Price	10% CPP	20% CPP	30% CPP	prepay
				losses
	2.4300%	2.4300%	2.4300%	1YR_TRES
	2.7950%	2.7950%	2.7950%	1Y_LIB
	3.8200%	3.8200%	3.8200%	3YR_TRES
	2.2100%	2.2100%	2.2100%	6M_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.51	2.76	2.17	Avg. Life
	06/02	06/02	06/02	1st Prin
	12/06	12/06	12/06	Last Prin
100:28	5.48	5.38	5.25	Yield
	3.05	2.44	1.94	Duration
101: 0	5.44	5.33	5.18	Yield
	3.06	2.44	1.94	Duration
101: 4	5.40	5.28	5.12	Yield
	3.06	2.44	1.95	Duration
101: 8	5.36	5.23	5.06	Yield
	3.06	2.44	1.95	Duration
101:12	5.32	5.18	4.99	Yield
	3.06	2.44	1.95	Duration
101:16	5.28	5.13	4.93	Yield
	3.06	2.45	1.95	Duration
101:20	5.24	5.08	4.87	Yield
	3.06	2.45	1.95	Duration

BSARM-0205 Class A3 (III-A-1) 3/1 ARM p (S&P: AAA Moody: Aaa)

Orig Bal 19,396,800 Fac 1.00000 Coup 6.262 Mat / / Wac- 0.000(0.000) WAM- / (-22829)/ 0

1.0000 x 1-yr TRES + 2.3750 Cap 12.3420 @ 9.9670 Floor 2.3750 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G03()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 31-May-2002 **Curve Type:** Treas Act **Curve Date:** 23-May-2002 Tranche: A3 (III-A-1)

Price	10% CPP	20% CPP	30% CPP	prepay
				losses
	2.4300%	2.4300%	2.4300%	1YR_TRES
	2.7950%	2.7950%	2.7950%	1Y_LIB
	3.8200%	3.8200%	3.8200%	3YR_TRES
	2.2100%	2.2100%	2.2100%	6M_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	2.03	1.78	1.55	Avg. Life
	06/02	06/02	06/02	1st Prin
	09/04	09/04	09/04	Last Prin
102: 5	4.96	4.78	4.55	Yield
	1.86	1.64	1.44	Duration
102: 9	4.90	4.70	4.47	Yield
	1.86	1.64	1.44	Duration
102:13	4.83	4.63	4.38	Yield
	1.86	1.64	1.44	Duration
102:17	4.76	4.55	4.30	Yield
	1.86	1.64	1.44	Duration
102:21	4.70	4.48	4.21	Yield
	1.86	1.65	1.44	Duration
102:25	4.63	4.41	4.13	Yield
	1.86	1.65	1.44	Duration
102:29	4.57	4.33	4.05	Yield
	1.86	1.65	1.44	Duration

BSARM-0205 Class A6 (VI-A-1) 7/1 ARM p (S&P: AAA Moody: Aaa)

Orig Bal 250,381,500 Fac 1.00000 Coup 6.139 Mat / / Wac- 0.000(0.000) WAM- / (-22829)/ 0

1.0000 x 1-yr TRES + 2.2580 Cap 11.1520 @ 8.8940 Floor 2.2580 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G06()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 31-May-2002 **Curve Type:** Treas Act **Curve Date:** 23-May-2002 Tranche: A6 (VI-A-1)

Price	10% CPP	20% CPP	30% CPP	prepay
				losses
	2.4300%	2.4300%	2.4300%	1YR_TRES
	2.7950%	2.7950%	2.7950%	1Y_LIB
	3.8200%	3.8200%	3.8200%	3YR_TRES
	2.2100%	2.2100%	2.2100%	6M_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	4.67	3.36	2.45	Avg. Life
	06/02	06/02	06/02	1st Prin
	03/09	03/09	03/09	Last Prin
100:22	5.92	5.82	5.69	Yield
	3.83	2.84	2.13	Duration
100:26	5.89	5.78	5.64	Yield
	3.84	2.84	2.13	Duration
100:30	5.86	5.74	5.58	Yield
	3.84	2.84	2.14	Duration
101: 2	5.83	5.69	5.52	Yield
	3.84	2.85	2.14	Duration
101: 6	5.79	5.65	5.46	Yield
	3.84	2.85	2.14	Duration
101:10	5.76	5.61	5.40	Yield
	3.85	2.85	2.14	Duration
101:14	5.73	5.56	5.35	Yield
	3.85	2.85	2.15	Duration